FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  31 March 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Trading Statement sent to the London Stock Exchange on 31 March 2004 press release

PR0408

                       mmO2 - PRE-CLOSE UPDATE STATEMENT

Released: 31 March 2004

mmO2 is today issuing the following update prior to entering the close period for its Preliminary Results for the 12 months to 31 March 2004, which are scheduled to be announced on 18 May 2004.

1.      2003/04 Financial Year

   * Group P&L
The Group believes that the current range of analysts' EBITDA forecasts (before exceptional items) is GBP1.25 - GBP1.43 billion, with the consensus at GBP1.34 billion. The Group expects to achieve full-year EBITDA in line with this consensus estimate.

   * O2 UK
For the full year the Group expects to report service revenue growth in the mid-teens, ahead of the target established at the start of the year, and an EBITDA margin of 30%, in line with the previously stated target.

   * O2 Germany
For the full year the Group expects to report further strong service revenue growth, and deliver an EBITDA margin in the mid-teens, in line with the previously stated target, and reflecting accelerated growth of the customer base in the second half.

   * O2 Ireland
For the full year the Group expects to report service revenue growth broadly in line with the first half, with the full-year EBITDA margin reflecting the increase in the growth of the customer base in the second half.

   * Airwave
Airwave is expected to report a substantial increase in revenue, reflecting delivery of the service on schedule to 35 police forces by the year-end, and to achieve EBITDA break-even for the full year, ahead of previous expectations.

   * Other items
The Group expects to report reduced EBITDA losses for O2 Online/Products O2 and central resources in the second half of the year, reflecting the initial impact of the restructuring of these functions announced with the Interim Results in November. As previously announced the restructuring is expected to give rise to an exceptional charge of GBP65-75 million in the second half, and generate annual cost savings of GBP40-45 million.

   * Group capital expenditure
The Group had previously stated that it expected full-year capital expenditure to be between GBP1.2 billion and GBP1.25 billion. The group now expects to incur capital expenditure towards the bottom of this range, primarily due to re-phasing of some Airwave expenditure.

2.      Preliminary guidance for 2004/05 financial year

   * O2 UK
In a highly competitive market, the Group expects service revenue growth of 5-8% for the year, reflecting the continuing momentum generated by the strong customer growth in 2003/04, partially offset by the substantial cut in termination revenue expected to be imposed by the regulator.

The EBITDA margin, reported on the same basis as 2003/04, is expected to remain stable. The margin actually reported for 2004/05 will reflect the transfer to O2 UK of a substantial part of the O2 Online and Products O2 functions, partially offset by the efficiencies achieved as a result of the restructuring programme implemented in the second half of 2003/04.

   * O2 Germany
The Group expects to deliver further strong service revenue growth, and achieve an EBITDA margin for the full year rising to the high teens, and reflecting further rapid growth of the customer base, UMTS network running costs, and the continuing cost of national roaming.

   * Group capital expenditure
The Group expects to incur capital expenditure slightly ahead of the 2003/04 total. An increase in UMTS investment in the UK is expected to be partially offset by reduced capital expenditure in Germany, due to the network sharing payment incurred in 2003/04 and achievement of the UMTS coverage required by the licence. Airwave capital expenditure is expected to be similar to 2003/04, due to deferral of some 2003/04 expenditure.

Peter Erskine, chief executive of mmO2 commented:
"In the second half we continued to achieve significant growth and performance improvement across the Group, and we are on track to deliver all our financial targets for the full year.

Looking ahead, although we expect further intense competition in all our markets, we are confident that we can continue to deliver profitable growth, in all our businesses, and further build the value of the Group."


mmO2 Contacts:

Richard Poston                               David Boyd
Director, Corporate Communications           Head of Investor Relations
mmO2 plc                                     mmO2 plc
richard.poston@o2.com                        david.boyd@o2.com
t: +44 (0)1753 628039                        t: +44 (0)1753 628230

David Nicholas                               Simon Gordon
Head of Media Relations                      Press Relations Manager
mmO2 plc                                     mmO2 plc
david.nicholas@o2.com                        simon.gordon@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0)771 007 0698

mmO2 press office: 01753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

* our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

* our annual report and accounts and half-yearly reports;

* our press releases and other written materials; and

* oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

(end)



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 31 March 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary